Exhibit 12.1

SS&C Technologies Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

	Quarter Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
		(in thousands, except ratios)
Income (loss) before income taxes	$36,026	$177,654	$145,187	$70,485	$73,939	$44,447
Fixed charges	7,547	32,692	47,878	37,999	18,331	34,075

Income available for fixed charges	$43,573	$210,346	$193,065	$108,484	$92,270	$78,522

Fixed Charges:
Interest expense(1)	$6,091	$27,177	$42,395	$32,918	$14,748	$30,582
One third of rent expense(2)	1,456	5,515	5,483	5,081	3,583	3,493

Total fixed charges	$7,547	$32,692	$47,878	$37,999	$18,331	$34,075

Ratio of earnings to fixed charges	5.8	6.4	4.0	2.9	5.0	2.3

(1)	Includes amortization of deferred financing fees and original issue discount. Excludes interest related to uncertain tax positions, which is recorded in our tax provision.
(2)	Portion of rentals deemed to be a reasonable approximation of the interest factor.